UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

John D. Gottwald

William M. Gottwald

James T. Gottwald

Residual 10-Year CLAT UA FDGJR Living Trust

c/o John D. Gottwald

Westham Partners

9030 Stony Point Parkway, Suite 505

Richmond, Virginia 23235

Telephone No. 804-560-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Janet T. Geldzahler

Sullivan & Cromwell LLP

1700 New York Avenue, N.W.

Suite 700

Washington, D.C. 20006-5215

Telephone No. 202-956-7515

April 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 894650 100	13D	Page 2 of 7

1	NAMES OF REPORTING PERSON John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,917,639
	8	SHARED VOTING POWER 5,198,091
	9	SOLE DISPOSITIVE POWER 1,917,639
	10	SHARED DISPOSITIVE POWER 5,198,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,115,730
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 3 of 7

1	NAMES OF REPORTING PERSON William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,895
	8	SHARED VOTING POWER 5,044,035
	9	SOLE DISPOSITIVE POWER 68,895
	10	SHARED DISPOSITIVE POWER 5,044,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,930
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 4 of 7

1	NAMES OF REPORTING PERSON James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 5,137,838
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 5,137,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,177,838
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 5 of 7

1	NAMES OF REPORTING PERSON Residual 10-Year CLAT UA FDGJR Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,394,646
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,394,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,646
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(1)
14	TYPE OF REPORTING PERSON OO

*

Amendment No. 15 amends and supplements Amendment Nos. 1 through 14 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”).

[1]

In computing the percentage ownership, each of the Reporting Persons assumed that there are 34,430,769 shares of Common Stock outstanding, as reported by Tredegar Corporation in its Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 15, 2024.

Item 4.	Purpose of the Transaction.

Item 4 is further amended by adding the following:

In Amendments 13 and 14, John, William and James Gottwald, while noting that they could be considered a group because of their role as trustees to certain trusts related to their late father, stated that there was no agreement between them with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock. They have now agreed that they will vote their shares, as well as the shares of the trusts as to which they serve as trustees, against most of the nominees for director and against the named executive officer compensation to express their concern with company performance and the board oversight thereof. These concerns, which had been expressed privately by John Gottwald in an email to the board last fall (as to which he received no response), include the performance of the Issuer’s Common Stock (particularly in contrast to the stock market in general over the past five years), the elimination of the corporate dividend and excessive corporate expenses. The Reporting Persons expect the board of directors to oversee management strategy and performance. When it becomes clear that performance is not providing value for shareholders over a reasonable time frame, then the board needs to consider changes in senior management. The Reporting Persons have no plans to propose an alternate slate of director nominees or solicit proxies.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is further amended by adding the following: See Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1.

Agreement between John D. Gottwald, William M. Gottwald, James T. Gottwald and the Residual 10-Year CLAT UA FDGJR Living Trust with respect to the filing of this Amendment No. 15 to the statement to Schedule 13D.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ James T. Gottwald
James T. Gottwald

Residual 10-Year CLAT UA FDGJR Living Trust

/s/ James T. Gottwald, as trustee
By: James T. Gottwald, as trustee